Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 820
F: +44 (0)20 8799 820
E: enquiries@antisoma.
W: www.antisoma.com

06011390

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH, D.C. 153 SECTION

SUPPL

Tuesday 21 February 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Name: S. TINNEY
Title: COMMUNICATION ASSISTANT

3/7

Antisoma plc reports half-year results

ANTISOMA

London, UK: 21 February 2006 Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) announces its interim financial information for the period ended 31 December 2005.

Highlights:

- AS1404 phase II lung cancer study
  - Recruitment completed
  - Promising preliminary findings reported
- AS1411
  - Encouraging long-term follow-up data reported from phase I renal cancer patients
  - Phase I trial reopened in renal and lung cancers
  - US orphan drug status granted in renal cancer
- £6.55 million raised through a placing of ordinary shares
- Level 1 American Depositary Receipt Program launched
- Cash and short-term deposits at 31 December 2005 of £23.6 million (30 June 2005: £25.0 million)
- Operating losses for the six months to 31 December 2005 of £9.6 million (six months ended 30 June 2005: £7.8 million)

Dr Barry Price, Chairman of Antisoma, commented, "In October we announced promising preliminary findings from our phase II study of AS1404 in lung cancer. This marked the beginning of an exciting period of newsflow. Over the next six months, we will receive important data on all three of our clinical-stage products, including key data on time to tumour progression from the lung cancer study."

For further information please visit the Company's web site at www.antisoma.com

Enquiries:

Glyn Edwards Chief Executive Officer, Antisoma plc	+44 (0)20 8799 8200 +44 (0)7909 915 068
Raymond Spencer Chief Financial Officer, Antisoma plc	+44 (0)20 8799 8200
Mark Court, Lisa Baderoon, Rebecca Sky-Dietrich Buchanan Communications	+44 (0)20 7466 5000

Chairman's report

During the past six months we have announced significant developments from a number of our programmes, notably preliminary findings from one of the phase II studies of our vascular disrupting agent, AS1404. Meanwhile, we have maintained our cash position by executing a small fundraising.

AS1404 is in three separate phase II studies in lung, prostate and ovarian cancers. The lung cancer study reached its patient recruitment target in August, and in October we announced promising preliminary findings. At that time, initial data were available from 47 patients, of whom 23 had received AS1404 plus chemotherapy and 24 chemotherapy alone. Comparison of tumour responses favoured the AS1404 group, with a particularly marked difference in the proportion of patients showing progressive disease after treatment. The side-effect profile in patients receiving AS1404 on top of chemotherapy was consistent with that seen after chemotherapy alone. Follow-up of patients continues, and we plan to present further data at medical congresses. Important findings on time to disease progression are expected during the first half of 2006, with survival data to follow. We also expect to present data from the prostate and ovarian cancer studies during this year. AS1404 acts against tumour blood vessels, and therefore has potential against a wide variety of cancers.

Another of our clinical products, the aptamer AS1411, is progressing through phase I development. The initial phase I trial reported promising results in June and encouraging long-term follow-up data in November. This study included three patients with advanced renal cancer. Two of these patients experienced a long period of disease stabilisation before relapse and the third continued to maintain a near-complete response 16 months after treatment. In September, we reopened the phase I trial to recruit additional patients with renal and lung cancers. Data from the newly enrolled patients will be available this year. Meanwhile, we have gained US orphan drug status for use of AS1411 in renal cancer, providing a seven-year period of market exclusivity if AS1411 is approved as a treatment for this disease. Renal cancer is likely to be an important indication for further development, and may provide opportunities for expedited progress towards the market. However, based on the breadth of supporting preclinical data, Antisoma also expects its development programme to encompass other cancers.

Our third clinical product, R1550, is being tested by our partner, Roche, in a phase I trial in metastatic (spreading) breast cancer. The trial examines the safety, dosing and handling of the drug, as well as looking for signs of anti-cancer activity. We expect results during the first half of 2006. R1550 could have potential against various cancers because the target for the drug is found in many solid tumours.

In December we announced some developments in our preclinical programmes. We reported that AS1410, the former lead candidate from our programme of telomere targeting agents, would be replaced with an alternative molecule. Work is ongoing to select a candidate suitable to enter clinical trials. We also presented further data in support of our antibody-cytokine drug, AS1409, and signalled our intention to start clinical trials of this product during mid-2006. Finally, we announced that, having made good progress in overcoming some manufacturing obstacles, we were preparing to advance our targeted apoptosis drug AS1406 into the final stages of preclinical development.

Also in December, we announced the establishment of a Level One Program of American Depositary Receipts, enabling US investors in Antisoma to trade in a dollar-denominated security. This step helps prepare Antisoma for a full listing on NASDAQ, planned to take place when the Company's situation and market conditions allow.

Financial Review

Results of operations – six months ended 31 December 2005

Revenues for the six months ended 31 December 2005 were £1.3 million and represent deferred recognition of a part of the up-front payments (totalling £23.2 million) received from Roche under the alliance agreement signed in November 2002. Revenues for the six months ended 31 December 2004 were £4.8 million, of which £4.3 million represented recognition of deferred revenue (revenues for the six months ended 30 June 2005 were £1.5 million). The fall in deferred revenue compared with the equivalent period in 2004 is due principally to the

full recognition by 31 December 2004 of the portion of the upfront payments associated with Antisoma's former product R1549.

Operating expenses have increased by £3.2 million to £10.9 million in the six-month period ended 31 December 2005 (six months ended 31 December 2004: £7.7 million; six months ended 30 June 2005: £9.3 million). Research and Development expenses have increased by £3.5 million to £8.6 million (six months ended 31 December 2004: £5.1 million; six months ended 30 June 2005: £7.2 million). This reflects the costs of the reopened phase I trial of AS1411, the extension of the AS1404 programme into two additional phase II studies and pre-clinical development costs associated with AS1409. General and administrative costs have fallen slightly to £2.3 million (six months ended 31 December 2004: £2.6 million; six months ended 30 June 2005: £2.1 million).

Losses for the six months ended 31 December 2005, net of £0.9 million R&D tax credit, were £8.2 million (six months ended 31 December 2004: £0.7 million; six months ended 30 June 2005: £6.1 million).

Liquidity and capital resources
Cash consumed by the Group for the six months ended 31 December 2005, before movements in short-term deposits, financing items and acquisitions, was £8.0 million (six months ended 31 December 2004: £6.6 million; six months ended 30 June 2005: £6.5 million). Following a placement in December 2005 of 33.6 million new ordinary shares to institutional investors, which raised £6.55 million before costs, the cash resources available to the Group totalled £23.6 million (31 December 2004: £32.3 million; 30 June 2005: £25.0 million)

Loss per share
The loss per share for the half-year ended 31 December 2005 was 2.40p (six months ended 31 December 2004: 0.25p).

International Financial Reporting Standards ("IFRS")
This interim statement, which is unaudited, has been prepared on a basis that is consistent with the accounting policies and presentation expected to be used in the Group's annual report and financial statements for the year ending 30 June 2006, which will comply with International Financial Reporting Standards. The change to reporting under IFRS has affected the presentation and reporting of certain figures, most notably, for share-based payments, business combinations and intangible assets under IFRS 2, IFRS 3 and IAS 38, respectively.

The unaudited interim figures for the six months to 31 December 2004 and the full year to 30 June 2005 have been restated in accordance with IFRS. A reconciliation to the prior basis of preparation under UK GAAP is set out in note 5 of these accounts.

Future operations and revenue recognition
The future development strategy for AS1404 will be dependent upon findings from the three ongoing phase II studies and upon whether Roche decides to exercise its option to retain rights to the drug and hence support phase III development. Should Roche exercise its option, it will be responsible for all phase III costs and will make a milestone payment to Antisoma. Up-front payments from Roche related to R1549 and R1550 have now been fully recognised. Excluding any further milestones, revenues still to be recognised through to November 2007 amount to £1.2 million.

Outlook
We have an exciting year in prospect, with expected newsflow including important clinical data from the AS1404, AS1411 and R1550 programmes and entry of AS1409 into clinical trials.

Barry Price
Chairman
20 February 2006

Consolidated income statement

for the six months ended 31 December 2005

	Notes	**6 months ended 31 Dec 05 unaudited £'000**	6 months ended 31 Dec 04 unaudited £'000	Year ended 30 Jun 05 unaudited £'000
Revenue		**1,287**	4,755	6,268
Research and development costs		**(8,581)**	(5,070)	(12,285)
Administrative expenses		**(2,339)**	(2,590)	(4,697)
Total operating expenses		**(10,920)**	(7,660)	(16,982)
Operating loss		**(9,633)**	(2,905)	(10,714)
Interest receivable		**520**	825	1,505
Loss before taxation		**(9,113)**	(2,080)	(9,209)
Taxation		**948**	1,400	2,477
Loss for the period		**(8,165)**	(680)	(6,732)
Loss per ordinary share				
Basic and diluted	2	**2.40p**	0.25p	2.29p

All income and expenses above arise from continuing operations.

Consolidated statement of recognised income and expense
for the six months ended 31 December 2005

	6 months ended 31 Dec 05 unaudited £'000	6 months ended 31 Dec 04 unaudited £'000	Year ended 30 Jun 05 unaudited £'000
Loss for the financial period	**(8,165)**	(680)	(6,732)
Exchange translation difference on consolidation	**885**	-	724
Total recognised expense for the period	**(7,280)**	(680)	(6,008)

Consolidated balance sheet
as at 31 December 2005

ANTISOMA

	Notes	31 Dec 05 unaudited £'000	31 Dec 04 unaudited £'000	30 Jun 05 unaudited £'000
ASSETS				
Non-current assets				
Goodwill		**6,538**	-	6,177
Intangible assets		**20,010**	1,354	19,118
Property, plant and equipment		**770**	1,082	979
		27,318	2,436	26,274
Current assets				
Trade and other receivables		**1,712**	2,427	2,698
Short-term deposits		**10,000**	12,181	7,500
Cash and cash equivalents		**13,584**	20,076	17,544
		25,296	34,684	27,742
LIABILITIES				
Current liabilities				
Trade and other payables		**(4,396)**	(5,621)	(5,759)
Net current assets		**20,900**	29,063	21,983
Total assets less current liabilities		**48,218**	31,499	48,257
Non-current liabilities				
Deferred tax liabilities		**(6,538)**	-	(6,177)
Trade and other payables		**(573)**	(1,199)	(885)
Provisions		**(64)**	(27)	(42)
		(7,175)	(1,226)	(7,104)
Net assets		**41,043**	30,273	41,153
Shareholders' equity				
Share capital	4	**8,029**	6,993	7,659
Share premium	4	**91,383**	69,683	84,942
Other reserves	4	**5,909**	4,300	5,024
Retained loss	4	**(64,278)**	(50,703)	(56,472)
Total shareholders' equity		**41,043**	30,273	41,153

Consolidated cash flow statement
for the six months ended 31 December 2005

	6 months ended 31 Dec 05 unaudited £'000	6 months ended 31 Dec 04 unaudited £'000	Year ended 30 Jun 05 unaudited £'000
Cash flows from operating activities			
Cash used in operations	**(10,062)**	(7,192)	(14,917)
Interest received	**383**	837	1,561
Research and development tax credit received	**1,698**	-	877
Net cash used in operating activities	**(7,981)**	(6,355)	(12,479)
Cash flows from investing activities			
Purchase of property, plant and equipment	**(38)**	(90)	(130)
Purchase of intangible assets	**-**	(130)	(430)
(Purchase)/sale of short-term deposits	**(2,500)**	1,319	6,000
Cash and cash equivalents acquired with subsidiaries	**-**	-	1
Acquisition expenses	**-**	-	(704)
Net cash (used in)/from investing activities	**(2,538)**	1,099	4,737
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	**6,788**	-	-
Expenses paid in connection with issue of ordinary share capital	**(229)**	-	(46)
Net cash received from/(used in) financing activities	**6,559**	-	(46)
Net decrease in cash and cash equivalents	**(3,960)**	(5,256)	(7,788)
Cash and cash equivalents at beginning of period	**17,544**	25,332	25,332
Cash and cash equivalents at end of period	13,584	20,076	17,544

ANTISOMA

1. Basis of preparation and accounting policies

Basis of preparation
The Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards and applicable interpretations ("IFRS"), as adopted for use in the EU, and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, for the year ended 30 June 2006.

The interim financial information for the six months ended 31 December 2005 was approved by the Board of Directors on 14 February 2006 and is unaudited. The auditors have carried out a review in accordance with APB Bulletin 1999/4 and their report is set out below.

The interim financial information has been prepared by Antisoma plc in accordance with accounting policies under IFRS as adopted for use in the EU and expected to be endorsed by 30 June 2006. In preparing the underlying financial information, the Directors have applied certain first-time adoption provisions allowed by IFRS 1 based on those standards and interpretations that they expect to be effective and the policies they expect to adopt in the financial statements as at 30 June 2006. The IFRS and IFRIC interpretations that will be applicable at 30 June 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. Comparative financial information presented for the periods ended 31 December 2004 and 30 June 2005 has been restated to conform to the same basis of preparation. The comparative information is unreviewed and unaudited.

The interim report does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 30 June 2005, which were prepared under accounting principles generally accepted in the UK, have been delivered to the Registrar of Companies and are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, Ealing, London W5 3QR. The auditors' report on those accounts was unqualified and did not contain any statement under section 237(2) or section 237(3) of the Companies Act 1985.

The Group has established the IFRS accounting policies that it expects to apply in its financial statements for the year ended 30 June 2006 and applied these policies and applicable IFRS 1 transition provisions to determine the opening balance sheet at its date of transition, being 1 July 2004. The impact of transition from UK GAAP to IFRS on the Group's shareholders' funds as at 30 June 2005 and on the Group's income statement for the six months ended 31 December 2004 is discussed in note 5.

Transitional arrangements
The adoption of the provisions set out in IFRS 1 and the assumptions made about the standards and interpretations expected to be effective as at 30 June 2006 are outlined below:

- **Business combinations:** a first-time adopter may elect not to apply IFRS 3 – "Business combinations" retrospectively to business combinations that occurred before the date of transition to IFRS. The Group elected to take advantage of this exemption, not applying IFRS 3 to the business combinations that occurred before the 1 July 2004, the Group's date of transition.
- **Share-based payments:** a first-time adopter is encouraged, but not required, to apply IFRS 2 – "Share-based payments" to equity instruments that were granted on or before 7 November 2002 and had not vested by 1 January 2005. The Group elected to take advantage of the IFRS 1 exemption and has applied IFRS 2 to equity instruments granted after 7 November 2002 only.
- **Financial instruments:** a first-time adopter need not restate the comparative information in compliance with IAS 32 – "Financial instruments: disclosure and presentation" and IAS 39 – "Financial instruments: recognition and measurement". The Group elected to take advantage of this exemption.

Summary of principal accounting policies

(a) Basis of consolidation
The consolidated financial information includes the financial information of the Company and its subsidiary undertakings.

The acquisition of Antisoma Research Limited was a business combination involving entities under common control. The financial statements of Antisoma Research Limited have been consolidated using the principles of "merger accounting". The principles of merger accounting are that the assets and liabilities of the acquired company are not restated to fair value, no goodwill arises and the consolidated financial information incorporates the combined companies' results as if the companies had always been combined.

In line with the provisions of IFRS 1, acquisitions completed before 1 July 2004 have not been accounted for under IFRS 3. Instead, the historical UK GAAP accounting treatment has been retained.

All other subsidiaries have been consolidated using the principles of acquisition accounting under IFRS 3. Under IFRS 3, the results of acquired subsidiaries are included in the consolidated income statement from the date that they are acquired. The cost of an acquisition is the fair value of consideration, including costs directly attributable to the acquisition. All of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair values. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

Intra-group transactions, profits and balances are eliminated in full on consolidation.

(b) Investments

In the Company's accounts, investments in subsidiary undertakings are initially stated at cost. Provision is made for any permanent diminution in the value of these investments. Short-term investments represent cash held on deposit with initial maturities in excess of three months. Such investments are held at cost.

(c) Goodwill

Goodwill arising on consolidation represents the excess of the fair value of consideration over the fair value of identifiable net assets acquired. Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indicator of impairment. Impairment losses in respect of goodwill are not reversed. As permitted by IFRS 1, goodwill written off prior to transition to IFRS has not been reinstated as an asset and will not be included in determining any subsequent profit or loss on disposal.

(d) Intangible fixed assets

Intangible fixed assets other than goodwill, which comprise licences, patents and product rights, are recorded at their fair values at acquisition date and are amortised on a straight-line basis over their estimated useful economic lives from the time they are available for use. Where a product is at a relatively early stage of development the full cost of the licences or rights purchased are capitalised but not amortised until that product is available for use.

Assets that are not yet available for use are not subject to amortisation and are tested at least annually or whenever there is an indicator of impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in the income statement for the amount by which the asset's carrying value exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(e) Tangible fixed assets

The cost of tangible fixed assets is their purchase cost, together with any incidental costs of acquisition. Depreciation is provided to write off the cost or valuation, less estimated residual values, of all fixed assets, over their expected useful lives. It is calculated at the following rates:

Office equipment	15% per annum
Computers – office and laboratory	33% per annum
Office fixtures and fittings	33% per annum
Laboratory fixtures and fittings	20% per annum
Laboratory equipment – owned	20% per annum
Laboratory equipment – leased	20% per annum

Provisions are made where necessary to reflect any impairment in the value of the tangible fixed assets.

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and deposits with banks that have a maturity of three months or less from the date of inception.

Deposits that have a maturity greater than three months but less than a year from the date of inception have been disclosed separately as short-term deposits.

(g) Deferred taxation

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements in accordance with IAS 12 – "Income taxes". Deferred tax assets and liabilities are not discounted. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Valuation allowances are established against deferred tax assets where it is more likely than not that some portion or all of the asset will not be realised.

(h) Finance and operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Leasing agreements that transfer to the Group substantially all the benefits and risks of ownership of an asset are treated as if the asset had been purchased outright. The assets are included in fixed assets and the capital elements of the leasing commitments are shown as obligations under finance leases. The lease rentals are treated as consisting of capital and interest elements. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit in proportion to the reducing capital element outstanding. The Group ensures that such leases include an option to purchase the asset at the end of the lease term and so assets held under finance leases are depreciated over the useful lives of equivalent owned assets.

(i) Revenue

Revenue, which excludes value added tax, represents the fair value of goods and services supplied. Amounts received or receivable under research and development contracts and collaborative research agreements are recognised as revenue in the period in which the related costs are incurred. Amounts received or receivable in respect of milestone payments are recognised as revenue when the specific conditions stipulated in the licence agreements have been satisfied or are recognised over the period to completion of the relevant phase of development, which is consistent with the principle that revenue is recognised in accordance with the Group's performance under the relevant contract. Amounts receivable as option fees to access the Group's intellectual property are spread over the option period. Revenue arising from collaborative agreements consisting of multiple elements is allocated to those elements in accordance with contractual terms, which are indicative of the fair values of the individual elements. All costs relating to these development programmes are recorded as research and development expenditure. As revenue represents contributions towards costs incurred, no amounts have been allocated to costs of sales.

(j) Segmental reporting

The Directors are of the opinion that under IAS 14 – "Segmental information" the Group has only one business segment, being drug development. In addition, as the Group's activities are virtually all UK based, the Directors are of the opinion that there is only one geographical segment.

(k) Research and development expenditure

Research and development expenditure is currently written off to the income statement as it is incurred. Due to the regulatory and other uncertainties inherent in the development of the Group's products, the criteria for development costs to be recognised as an asset, as prescribed by IAS 38 – "Intangible assets", are not met until the product has been submitted for regulatory approval and when it is probable that future economic benefits will flow to the Group. The Group does not currently have any such internal development costs that qualify for capitalisation as intangible assets.

(l) Financial instruments

Forward exchange contracts are revalued to fair value with net unrealised gains and losses being shown as part of debtors or creditors. The premium or discount on these contracts (that is, the difference between spot and forward rate) is recognised as part of interest payable or receivable over the term of the contract, if material.

(m) Foreign currency

The functional currency of each Group entity is the currency of the primary economic environment in which the entity operates. Transactions denominated in foreign currencies have been translated into the functional currency of the Group entity at actual rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at rates ruling at the balance sheet date. Exchange differences have been taken to the income statement.

The results of overseas operations are translated at average exchange rates and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

(n) Pension costs

Retirement benefits to employees and Directors are provided by defined contribution pension schemes. The assets of these schemes are held separately from those of the Group in independently administered funds. Contributions made by the Group are charged to the income statement in the year to which they relate.

(o) Share options

In accordance with IFRS 2 – "Share-based payment", share options are measured at fair value at their grant date. The fair value is charged to the income statement over the share option's vesting period. When the option is exercised, the proceeds received (net of any transaction costs) are credited to share capital and share premium. National Insurance payable on the exercise of share options is treated as a cash-settled share-based payment under IFRS 2 and the Group makes charges to the income statement based on an estimate of the fair value of the option at each period end. Where the liability is virtually certain to be offset by amounts recoverable from those to whom the options have been granted, a receivable from the relevant employees is also recognised.

2. Loss per share

	6 months ended 31 Dec 05 unaudited	6 months ended 31 Dec 04 unaudited	Year ended 30 Jun 05 unaudited
Loss for the period (£'000)	**(8,165)**	(680)	(6,732)
Weighted average number of shares ('000)	**340,783**	267,262	294,217
Basic and diluted loss per share	**(2.40)p**	(0.25)p	(2.29)p

The Company has no dilutive potential ordinary shares in issue because it is loss making. Following the Company's placing of shares in December 2005, the weighted average number of shares and therefore the loss per share for the six months ended 31 December 2004 and the year ended 30 June 2005 have been restated to take account of the bonus element of the placing. The bonus arises because the placing was made at a discount to the market price.

3. Taxation

A Research & Development tax credit of £0.95 million has been recognised in the six months ended 31 December 2005 (2004: £1.4 million). The tax credit for the period ended 31 December 2005 is made up of £0.85 million relating to the six months ended 31 December 2005 and £0.1 million relating to the excess of the amounts received for the year ended 30 June 2005 over the amounts previously provided.

4. Statement of changes in shareholders' equity

	Share capital unaudited £'000	Share premium unaudited £'000	Other reserves: retranslation unaudited £'000	Other reserves: other unaudited £'000	Retained loss unaudited £'000	Total unaudited £'000
At 1 July 2004	6,993	69,683	-	4,300	(50,235)	30,741
Loss for the period	-	-	-	-	(680)	(680)
Share options: value of employee services	-	-	-	-	212	212
At 31 December 2004	6,993	69,683	-	4,300	(50,703)	30,273
At 1 July 2004	6,993	69,683	-	4,300	(50,235)	30,741
Loss for the period	-	-	-	-	(6,732)	(6,732)
New share capital issued	666	15,305	-	-	-	15,971
Expenses on share issues taken to share premium	-	(46)	-	-	-	(46)
Share options: value of employee services	-	-	-	-	495	495
Foreign exchange adjustments on consolidation	-	-	724	-	-	724
At 30 June 2005	7,659	84,942	724	4,300	(56,472)	41,153
At 1 July 2005	7,659	84,942	724	4,300	(56,472)	41,153
Loss for the period	-	-	-	-	(8,165)	(8,165)
New share capital issued	370	6,670	-	-	-	7,040
Expenses on share issues taken to share premium	-	(229)	-	-	-	(229)
Share options: value of employee services	-	-	-	-	359	359
Foreign exchange adjustments on consolidation	-	-	885	-	-	885
At 31 December 2005	8,029	91,383	1,609	4,300	(64,278)	41,043

5. Reconciliation of net assets and loss under UK GAAP to IFRS

Antisoma plc reported under UK GAAP in its previously published financial statements for the year ended 30 June 2005 and half year ended 31 December 2004. The analysis below shows the reconciliation of net assets and loss as reported under UK GAAP as at 30 June 2005 and 31 December 2004 to the revised net assets and loss under IFRS as reported in these financial statements. In addition, there is a reconciliation of equity under UK GAAP to IFRS at the transition date for the Group, being 1 July 2004.

Reconciliation of loss for the period	Note	6 months ended 31 Dec 04 unaudited £'000	Year ended 30 Jun 05 unaudited £'000
Loss for the period reported under UK GAAP		(558)	(7,135)
Adjustments:			
Share option charge	**(a)**	(212)	(495)
Employer's national insurance charge on share options	**(b)**	-	30
Goodwill amortisation	**(c)**	-	463
Holiday pay accrual	**(d)**	60	10
Acquired intellectual property	**(e)**	30	430
Impairment of intellectual property	**(e)**	-	(35)
Loss for the period reported under IFRS		(680)	(6,732)

Reconciliation of shareholders' equity	Note	31 Dec 04 unaudited £'000	30 Jun 05 unaudited £'000	01 Jul 04 unaudited £'000
Shareholders' equity as reported under UK GAAP		28,934	38,276	29,492
Adjustments:				
Reversal of goodwill calculated under UK GAAP	**(f)**	-	(16,206)	-
Intellectual property acquired as part of a business combination	**(g)**	-	16,669	-
Exchange difference on foreign subsidiary's intellectual property	**(g)**	-	730	-
Goodwill as part of a business combination	**(g)**	-	6,177	-
Deferred taxation liability as part of a business combination	**(g)**	-	(6,177)	-
Acquired intellectual property	**(e)**	1,354	1,754	1,324
Impairment of intellectual property	**(e)**	-	(35)	-
Employer's national insurance liability on share options	**(b)**	(15)	-	(14)
Employer's national insurance asset on share options	**(b)**	16	31	15
Holiday pay accrual	**(d)**	(16)	(66)	(76)
Cash and cash equivalents (cash at bank and in hand)	**(h)**	4,527	16,437	8,881
Short-term deposits	**(h)**	(4,527)	(16,437)	(8,881)
Total shareholders' equity		30,273	41,153	30,741

Explanation of reconciling items between UK GAAP and IFRS

(a) Share option charge

In accordance with IFRS 2 – "Share-based payment", a charge is made for all share-based payments including share options based on the fair value of the instrument issued. Under UK GAAP, the charge to the income statement, if any, is based on the difference between the exercise price and the market price on the date of grant. Since Antisoma has historically granted employee share options where the share price at the date of grant equals the exercise price, there has been no charge recorded under UK GAAP.

Under IFRS the charge in the income statement for granted share options is based on the fair value of the options at grant date and is charged over the vesting period. Estimates of leaver rates are taken into account over the vesting period. A charge has been recognised for all awards granted since 7 November 2002 and not vested by 1 January 2005. It is charged to the same expense category as the costs of the employee to whom the share award has been made.

An equivalent amount is credited to the retained loss reserve in the balance sheet, resulting in a nil effect on net assets.

(b) Employer's national insurance charge on share options

Under UK GAAP the potential liability for employer's National Insurance on share options was calculated at each period end based on the current employer's National Insurance rate and the number of share options that had an exercise price below the share price at the period end. Under IFRS the potential liability for employer's National Insurance on share options is calculated based on the fair value of each option at the period end and the current employer's National Insurance rate. For options that are within three years of grant date the potential liability builds up over the three-year vesting period. For vested options the full liability is accrued. For share

options where the employee has agreed to pay the National Insurance liabilities on exercise a National Insurance asset has been created and the amount credited to the income statement.

(c) Goodwill amortisation

Under UK GAAP goodwill on the acquisition of Aptamera, Inc. had been amortised over its estimated expected useful life, which the Directors determined as 15 years. Under IFRS, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment review. Therefore the goodwill charge made under UK GAAP in the year to 30 June 2005 in relation to the acquisition of Aptamera, Inc. is not recorded under IFRS. The IFRS treatment of the Aptamera, Inc. acquisition is set out in (g) below.

(d) Holiday pay accrual

The Group's holiday period runs for each calendar year and the Group allows employees to carry over a maximum of 5 days holiday into the next year as long as they are used by the 31 March of that year. Under UK GAAP holiday pay accruals were not calculated; however, under IFRS the Group has calculated its potential holiday pay liability at each period end.

(e) Acquired intellectual property

The Group has a policy of in-licensing products for further development and therefore has acquired substantial intellectual property over the years. Under UK GAAP these products were deemed to be at too early a stage to capitalise and, because it was not considered possible to demonstrate future economic benefits, such costs were written off. Under IFRS the probability criterion is always considered to be satisfied in the separate acquisition of an intangible asset, and so the Group must capitalise all acquired intellectual property. This has led to a reduction in the losses and the creation of an intangible asset on the balance sheet. The acquired intellectual property is reviewed for impairment at least annually.

(f) Reversal of goodwill calculated under UK GAAP

Under UK GAAP the acquisition of Aptamera, Inc. on 4 February 2005 led to the creation of goodwill of £16.7 million. The goodwill was the difference between the fair value of the consideration of £16.0 million plus the costs of the acquisition of £0.7 million and the net liabilities of Aptamera, Inc. on acquisition. This goodwill was then amortised over 15 years on a straight-line basis as detailed in (c) above. Under IFRS the treatment of the acquisition of Aptamera, Inc. is different and therefore the goodwill balance has been reversed; see below.

(g) Business combination

On 4 February 2005, a new wholly-owned subsidiary, Aptamera, Inc., was acquired by the issue of 66,500,041 ordinary shares of 1p each, whose fair market value was deemed to be 24p per share (based on the closing share price on 3 February 2005). Details of the book value and fair value of the assets and liabilities of Aptamera, Inc. under IFRS as at 4 February 2005 are set out below:

	Book values £'000	Adjustments £'000	Fair values £'000
Fixed assets			
- intangible – intellectual property rights	-	16,669	16,669
- intangible – other	74	(74)	-
- tangible	30	(26)	4
Debtors	3	-	3
Cash at bank and in hand	1	-	1
Accruals	(13)	-	(13)
Deferred tax liability	-	(5,882)	(5,882)
Net assets acquired	**95**	**10,687**	**10,782**

Satisfied by:	
Shares issued	15,960
Expenses of acquisition	704
Total consideration	**16,664**
Goodwill arising on acquisition	**5,882**

As a result of the fair value exercise above, an in-process research and development asset of £16,669,000 was recorded as at the date of acquisition. A deferred tax liability of £5,882,000 was recorded, since the tax base of the intangible asset was different to its carrying value. The deferred tax liability is calculated based on the fair value of the Intellectual Property at the US tax rate of 40.44%, and is stated net of the tax effect of the brought forward tax losses of Aptamera, Inc. of £2,123,000.

On 30 June 2005 the value of the Intellectual Property was translated at the year-end dollar exchange rate and this led to an increase in the value of the asset by £730,000. This retranslation also led to an increase in the deferred tax liability and the goodwill figure by £295,000 taking the overall deferred tax liability and goodwill figure to £6,177,000.

(h) Cash, cash equivalents and short-term deposits

Under UK GAAP the Group analysed its financial assets between "cash at bank and in hand", (which consisted of amounts repayable on demand i.e. with a period of notice of no more than 24 hours), and "short-term deposits", (which consisted of amounts which matured after 24 hours). Under IFRS the Group analyses its financial assets between "cash and cash equivalents", which includes all cash deposits with an original maturity under three months, and "short-term deposits", which includes deposits with longer maturities. The difference in classification between UK GAAP and IFRS has led to the re-classification of certain balances from "short-term deposits" into "cash and cash equivalents".

Introduction
We have been instructed by the Company to review the financial information which comprises the consolidated income statement, the statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority. As disclosed in note 1 to the interim results, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in note 1. The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 30 June 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
West London
20 February 2006

Notes:
a. The maintenance and integrity of the Antisoma plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.
b. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.